FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period 1 July 2003 to 30 September 2003

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                 GRANITE MORTGAGES 03-2 PLC


                                 By:             /s/ Clive Rakestrow
                                        ----------------------------
                                 Name:  L.D.C. Securitisation Director No. 1
                                 Limited by its authorized person Clive
                                 Rakestrow for and on its behalf
                                 Title: Director
Date: 24 October 2003

                                 GRANITE FINANCE FUNDING LIMITED


                                 By:             /s/ Nigel Charles Bradley
                                        ----------------------------------
                                 Name:  Nigel Charles Bradley
                                 Title: Director
Date: 24 October 2003

                                 GRANITE FINANCE TRUSTEES LIMITED


                                 By:             /s/ Daniel Le Blancq
                                        -----------------------------
                                 Name:  Daniel Le Blancq
                                 Title: Director
Date: 24 October 2003

INVESTORS' QUARTERLY REPORT
---------------------------

GRANITE MORTGAGES 03-2 PLC
--------------------------

Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 July 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


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Mortgage Loans

-----------------------------------------------------------------
Number of Mortgage Loans in Pool                   197,330

Current Balance                            (GBP) 14,473,227,470

Last Months Closing Trust Assets           (GBP) 14,304,690,042

Funding share                              (GBP) 13,377,683,781

Funding Share Percentage                            92.43%

Seller Share*                              (GBP)1,095,543,689

Seller Share Percentage                             7.57%

Minimum Seller Share (Amount)*             (GBP)388,335,108

Minimum Seller Share (% of Total)                   2.68%

Excess Spread last Quarter (% of Total)             0.45%
   Annualised
-----------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans
------------------------------------------------------------------------------
                   Number     Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month         194,673     14,300,318,123       0             98.81%

> = 1 < 3 Months   2,137       142,533,727      797,320           0.98%

> = 3 < 6 Months    417        24,348,897       378,393           0.17%

> = 6 < 9 Months     79        4,669,840        104,518           0.03%

> = 9 < 12 Months    17        1,033,620         54,331           0.01%

> = 12 Months        7          323,263          23,013           0.00%

Total             197,330     14,473,227,470   1,357,575         100.00%
------------------------------------------------------------------------------



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Properties in Possession

------------------------------------------------------------------------------
                   Number         Principal (GBP)         Arrears (GBP)

Total (since         50           2,545,273                  101,911
inception)

------------------------------------------------------------------------------
Properties in Possession                                        22

Number Brought Forward                                          20

Repossessed (Current Month)                                      2

Sold (since inception)                                          28

Sold (current month)                                             2

Sale Price / Last Loan Valuation                               1.07

Average Time from Possession to Sale (days)                    116

Average Arrears at Sale                                   (GBP)1,988

Average Principal Loss (Since inception)*                 (GBP)586

Average Principal Loss (current month)**                  (GBP)838

MIG Claims Submitted                                             7

MIG Claims Outstanding                                           3

Average Time from Claim to Payment                              56
------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.

**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.

Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

------------------------------------------------------------------------------
                                  Number                Principal (GBP)

Substituted this period            9,120                 (GBP)749,996,189

Substituted to date (since        281,291               (GBP)21,158,382,835
  26 March 2001)
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                  Monthly               Annualised

Current Month CPR Rate             3.93%                  38.12%

Previous Month CPR Rate            4.45%                  42.03%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months              23.57

Weighted Average Remaining Term (by value) Years          20.02

Average Loan Size                                       (GBP)73,345

Weighted Average LTV (by value)                           74.75%

Weighted Average Indexed LTV (by value)                   61.33%
------------------------------------------------------------------------------


Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                   50.13%

Together (by balance)                                     27.07%

Capped (by balance)                                        2.49%

Variable (by balance)                                     19.52%

Tracker (by balance)                                       0.79%

Total                                                    100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                   Number        % of Total      Value (GBP)        % of Total

East Anglia        4,551           2.31%         329,991,866           2.28%

East Midlands      16,127          8.17%         1,036,290,247         7.16%

Greater London     24,398         12.36%         2,835,324,851        19.59%

North              28,160         14.27%         1,402,465,432         9.69%

North West         29,759         15.08%         1,742,588,627        12.04%

South East         31,294         15.86%         3,059,661,427        21.14%

South West         14,209          7.20%         1,130,366,875         7.81%

Wales              9,604           4.87%         549,986,444           3.80%

West Midlands      14,927          7.56%         1,010,238,257         6.98%

Yorkshire          24,301         12.31%         1,376,413,442         9.51%

Total             197,330          100%          14,473,327,470        100%
------------------------------------------------------------------------------


LTV Levels Breakdown

------------------------------------------------------------------------------
                                  Number         Value (GBP)        % of Total

0% < 25%                           5,996         235,915,238            1.63%

> = 25% < 50%                     23,154         1,583,382,025         10.94%

> = 50% < 60%                     15,137         1,238,916,831          8.56%

> = 60% < 65%                      8,778         758,402,359            5.24%

> = 65% < 70%                     10,269         903,135,634            6.24%

> = 70% < 75%                     16,718         1,359,045,449          9.39%

> = 75% < 80%                     13,957         1,293,915,476          8.94%

> = 80% < 85%                     14,810         1,201,286,180          8.30%

> = 85% < 90%                     33,184         2,252,049,754         15.56%

> = 90% < 95%                     40,731         2,783,220,872         19.23%

> = 95% < 100%                    14,454         856,820,986            5.92%

> = 100%                            142           7,236,664             0.05%

Total                             197,330        14,473,327,470        100.0%
------------------------------------------------------------------------------


Repayment Method

------------------------------------------------------------------------------
                                  Number         Value (GBP)        % of Total

Endowment                         34,126         2,383,757,034         16.47%

Interest Only                     14,290         1,596,408,020         11.03%

Pension Policy                      697           66,577,306            0.46%

Personal Equity Plan               1,484         102,760,625            0.71%

Repayment                         146,733        10,323,824,484        71.33%

Total                             197,330        14,473,327,470        100.00%
------------------------------------------------------------------------------


Employment Status
------------------------------------------------------------------------------

                                  Number          Value (GBP)       % of Total

Full Time                         176,735        12,557,058,913        86.76%

Part Time                          2,461         134,601,945            0.93%

Retired                             480           15,920,660            0.11%

Self Employed                     15,733         1,678,905,987         11.60%

Other                              1,921          86,839,965            0.60%

Total                             197,330        14,473,327,470        100.00%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                  5.49%

Effective Date of Change                         1 August 2003
------------------------------------------------------------------------------

Notes    Granite Mortgages 03-2 plc

------------------------------------------------------------------------------
                    Outstanding       Rating           Reference Rate   Margin
                                  Moodys/S&P/Fitch

Series 1

A1                $1,113,169,099   Aaa/AAA/AAA          1.19%           0.08%

A2                $1,006,000,000   Aaa/AAA/AAA          1.27%           0.16%

A3                $500,000,000     Aaa/AAA/AAA          1.36%           0.25%

B                 $76,500,000       Aa3/AA/AA           1.60%           0.49%

C                 $10,500,000      Baa2/BBB/BBB         2.66%           1.55%

Series 2

A             (euro)300,000,000    Aaa/AAA/AAA          2.38%           0.25%

B              (euro)72,900,000     Aa3/AA/AA           2.62%           0.49%

M              (euro)52,300,000      A2/A/A             2.88%           0.75%

C1             (euro)16,000,000    Baa2/BBB/BBB         5.20%      Fixed until
                                                                        07/10

C2             (euro)65,500,000    Baa2/BBB/BBB         3.68%           1.55%

Series 3

A           (GBP)352,280,000       Aaa/AAA/AAA          4.63%      Fixed until
                                                                        07/10

C           (GBP)15,000,000        Baa2/BBB/BBB         5.20%           1.55%
------------------------------------------------------------------------------


Credit Enhancement

------------------------------------------------------------------------------
                                                        % of Notes Outstanding

Class B and M Notes ((GBP)          (GBP)137,050,418             5.68%
  Equivalent)

Class C Notes ((GBP) Equivalent)     (GBP)79,770,314             3.31%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                        % of Funding Share

Class B and M Notes ((GBP)          (GBP)137,050,418             1.02%
  Equivalent)

Class C Notes ((GBP)Equivalent)     (GBP)79,770,314              0.60%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve      (GBP)35,000,000              0.26%
   Fund Requirement

Balance Brought Forward             (GBP)17,500,000              0.13%

Drawings last Quarter                    (GBP)0                  0.00%

Excess Spread last Quarter           (GBP)1,584,765              0.01%

Funding Reserve Fund Top-up              (GBP)0                  0.00%
   this Period*

Current Balance                     (GBP)19,084,765              0.14%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Funding Reserve Balance             (GBP)23,315,837              0.17%

Funding Reserve %                         0.6%                    NA
------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.